Exhibit 99.2
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WEST FRASER TIMBER CO. LTD.
(“WEST FRASER”)

Wednesday, April 23, 2025 – 11:00 a.m.
Quesnel, British Columbia

Voting Results

This report on the voting results of the annual general meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2, 3 and 4 below:

1.Number of Directors

The number of directors was set at 12 by a show of hands (no ballot).

2.Election of Directors

Each of the 12 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Henry H. Ketcham	52,742,263	90.39	5,609,861	9.61
Doyle N. Beneby	56,175,632	96.27	2,176,492	3.73
Eric L. Butler	58,297,503	99.91	54,621	0.09
Reid E. Carter	57,416,618	98.40	935,506	1.60
John N. Floren	57,749,539	98.97	602,584	1.03
Ellis Ketcham Johnson	57,688,916	98.86	663,207	1.14
Brian G. Kenning	56,429,554	96.71	1,922,569	3.29
Marian Lawson	58,292,363	99.90	59,761	0.10
Sean P. McLaren	58,325,333	99.93	39,162	0.07
Colleen M. McMorrow	58,312,962	99.93	39,162	0.07
Janice G. Rennie	52,607,441	90.16	5,744,682	9.84
Gillian D. Winckler	58,107,870	99.58	244,253	0.42

Exhibit 99.2
3.Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser by a show of hands (no ballot).

4.Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
52,540,580	90.04	5,811,543	9.96